Exhibit 99.1

First Phosphate Announces Intention to Complete

$1,000,000 Non-Brokered Private Placement

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Saguenay, Quebec – December 18, 2024  – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is pleased to announce a non-brokered private placement (the “Proposed Offering”) for gross proceeds of a minimum of $1 million.

The Proposed Offering is anticipated to consist of any combination of:

  Flow-through shares of the Company (“Flow-Through Shares”) at a price of $0.35 per share (“Flow-Through Offering”); and
  Hard dollar units of the Company (“Hard Dollar Unit”) at a price of $0.35 per Hard Dollar Unit (the “Hard Dollar Unit Offering”), with each Hard Dollar Unit comprised of: (i) one common share in the capital of the Company (“Common Share”), and one half of one Common Share purchase warrant (“Warrant”) with each whole Warrant exercisable for one Common Share at a price of $0.50 per Common Share until December 31, 2025, subject to an Accelerated Expiry Date (as defined below).

The gross proceeds from the Flow-Through Offering will be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Corporation’s projects in Québec. The net proceeds received from the Hard Dollar Unit Offering will be used for exploration and development activities, working capital and for general corporate purposes.

The Proposed Offering is expected to close, in one or more tranches, on or before December 31, 2024, or such other date or dates as may be determined by the Company.

All securities issued under the Proposed Offering will be subject to a four-month and one day statutory hold period in accordance with applicable securities laws.

In connection with the Proposed Offering, eligible finders will be paid: (i) a fee consisting of 8%, in cash, of the gross proceeds raised from subscribers introduced by them, and (ii) such number of compensation warrants (“Compensation Warrants”) as is equivalent to 8% of the number of Hard Dollar Units or Flow-Through Shares issued to subscribers introduced by them. Each Compensation Warrant shall entitle the holder thereof to acquire one Common Share at a price of $0.50 per share until December 31, 2025, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $0.80, the Corporation may, upon issuing a press release, accelerate the expiry date of the Compensation Warrants to the date that is 30 days following the date of such press release (“Accelerated Expiry Date”). The Corporation reserves the right to pay cash finders’ fees on the Flow-Through Offering in common shares of the Corporation rather than cash (“Compensation Shares”) issued at the Flow-Through Offering issue price.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Completion of the Proposed Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that the Proposed Offering will be completed, whether in whole or in part.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in a responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is owner and developer of the Bégin-Lamarche Property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of harmful concentrations of deleterious elements.

For additional information, please contact:

Bennett Kurtz
Chief Financial Officer
bennett@firstphosphate.com
Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains; the minimum gross proceeds of $1,000,000; the use of proceeds from the Proposed Offering; the terms of the Proposed Offering, including, the issuance of any securities, the closing date, and the receipt of all necessary approvals.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: the receipt of all necessary approvals and the Company’s ability to raise the minimum gross proceeds of $1,000,000.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated October 21, 2024 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.